UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

DynaResource, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

268073 10 3

(CUSIP Number)

K.W. (“K.D.”) DIEPHOLZ

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KOY W. (“K.D.”) DIEPHOLZ
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF and OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,775,100
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,775,100
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,775,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer.

Item 2.  Identity and Background.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 4.  Purpose of Transaction.

Item 5.  Interest in Securities of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

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This Schedule 13D (this “Statement”) is filed by Koy W. (“K.D.”) Diepholz, individually.

Item 1. Security and Issuer

This Statement relates to the Common Stock, par value $0.01 per share (“Common Stock”) of DynaResource, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 222 W. Las Colinas Blvd., Suite 744 East Tower, Irving, Texas, 75039.

Item 2. Identity and Background

(a) The following information is provided as to Mr. Diepholz.

(b) The address of the principal office of Mr. Diepholz is 222 W. Las Colinas Blvd., Suite 744 East Tower, Irving, Texas, 75039.

(c) Mr. Diepholz is the Chief Executive Officer and a member of the Board of Directors of the Issuer. The primary business of the Issuer is the ownership and operation of mining operations. The address of the principal office of Issuer is 222 W. Las Colinas Blvd., Suite 744 East Tower, Irving, Texas, 75039.

(d) & (e) During the last five years, Mr. Diepholz has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Diepholz is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The registration of a class of equity securities (the Common Stock) of the Issuer under section 12 of the Securities Exchange Act of 1934 became effective on July 18, 2008. Accordingly, this Statement reflects Mr. Diepholz’s ownership as of such date, and through the date of filing of this Statement. On July 18, 2008, Mr. Diepholz owned 1,419,415 shares of the Issuer’s Common Stock, representing in excess of 5% of the outstanding shares. The following table details the acquisitions comprising such 1,419,415 shares:

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Date of Purchase	Shares Purchased	Source of Funds	Amount of Funds or other Consideration
4/11/1996	350,000	Not applicable	Services
11/21/1996	418,632	Not applicable	Services
12/07/2000	18,989	Debt retirement	$23,926
12/07/2000	87,500	Personal Funds	$70,875
12/29/2000	204,813	Not applicable	Services
12/30/2004	250,000	Not applicable	Services
12/29/2006	89,981	Not applicable	Services

During the calendar year ended 12/31/2011, Mr. Diepholz acquired 20,000 shares of the Issuer’s Common Stock in a series of transactions for aggregate consideration of $84,425, all of which consideration was personal funds.

During the calendar year ended 12/31/2012, Mr. Diepholz acquired 18,600 shares of the Issuer’s Common Stock in a series of transactions for aggregate consideration of $72,892, all of which consideration was personal funds.

During the calendar year ended 12/31/2013, Mr. Diepholz acquired 25,297 shares of the Issuer’s Common Stock in a series of transactions for aggregate consideration of $72,884, all of which consideration was personal funds.

During the calendar year ended 12/31/2014, Mr. Diepholz acquired 168,247 shares of the Issuer’s Common Stock in a series of transactions for aggregate consideration of $426,184, all of which consideration was personal funds.

During the period January 1, 2015 through April 15, 2015, Mr. Diepholz acquired 123,041 shares of the Issuer’s Common Stock in a series of transactions for aggregate consideration of $54,860 all which consideration was personal funds. Such transactions include the following transaction effected during the 60 days prior to the filing of this Statement:

Date of Purchase	Shares Purchased	Source of Funds	Amount of Funds or other Consideration
4/13/2015	100,000	Not Applicable	Services

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Item 4. Purpose of Transaction.

Mr. Diepholz acquired shares of Common Stock of the Issuer for investment purposes. Mr. Diepholz intends to review his investment in the Issuer on a continuing basis and may, at any time, consistent with his obligations under the federal securities laws, determine to increase or decrease his ownership of securities of the Issuer through purchases or sales in the open market or in privately-negotiated transactions, including estate planning transactions. The review of his holdings in the Issuer’s Common Stock will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, considerations arising from tax and estate planning matters, his need for and availability of capital, and any other facts and circumstances which may become known to him regarding his investment in the Issuer. Other than the foregoing, at the time of filing this Statement, Mr. Diepholz has no plans to purchase additional securities of the Issuer in the open market in the immediate future. However, Mr. Diepholz may engage in privately-negotiated or open market transactions in the future for his own account, and hereby reserves the right to reevaluate his investment in the Issuer and to purchase additional securities in the open market or otherwise.

Except as may occur in the ordinary course of business of the Issuer, Mr. Diepholz does not have any present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of those described above. However, Mr. Diepholz, in his capacity as Chief Executive Officer and member of the Board of Directors of the Issuer, may, from time to time, become aware of, initiate and/or be involved in discussions which relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of filing of this Statement, Mr. Diepholz beneficially owns 1,775,100 shares of the Issuer’s Common Stock, representing approximately 11.6% of the Issuer’s Common Stock outstanding as of May 6, 2015.

(b) As of the date of filing of this Statement, Mr. Diepholz has sole power to vote and sole dispositive power over 1,775,100 shares of the Issuer’s Common Stock.

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(c) Except as disclosed in Item 3, Mr. Diepholz has not effected any transaction involving shares of the Issuer’s Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Mr. Diepholz has executed a Voting and Support Agreement among a limited number of stockholders to facilitate the amendment of the Issuer’s charter. The parties to the Voting and Support Agreement are named in the attached exhibit.

Item 7. Material to be Filed as Exhibits.

The Voting and Support Agreement referenced in Item 6 is attached to this Statement as an exhibit and is incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2015	Koy W. (“K.D.”) Diepholz, Individually

/s/ Koy W. (“K.D.”) Diepholz
Koy W. (“K.D.”) Diepholz

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Exhibits.

Exhibit Number	Description
1.1 *	Voting and Support Agreement among the stockholders listed, the Issuer, and Golden Post Rail, LLC

* Filed herewith